March 3, 2005


Mail Stop 0510

Via U.S. mail and facsimile

Mr. Barry A. Ellsworth
Green Plains Renewable Energy, Inc.
9635 Irvine Bay Court
Las Vegas, NV 89147


Re: 	Green Plains Renewable Energy, Inc.
Form S-1/A filed February 28, 2005
File No. 333-121321


Dear Mr. Ellsworth:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Business, page 31
Our Primary Competition, page 40

1. We note your new risk factor on page 16. Please expand your disclosure in this section to discuss competition from foreign producers of ethanol.

Report of Independent Registered Public Accountants, page F-1

2. We have read your response to our comment 8. Your response indicates that you auditor`s report has been revised to indicate that they conducted their audit in accordance with "the standards of the
Public Company Accounting Oversight Board (United States)" rather than in accordance with "auditing standards of the Public Company Accounting Oversight Board (United States)." However, it does not appear that this change has been made in the auditor`s report included in this filing on Form S-1/A. Please obtain and include from your auditors a revised opinion. Refer to PCAOB Standard No. 1,
Exhibit 2.

3. We have read your response to our comment 9. While the revised audit report obtained from your auditors has dual dated the effects of the restatements as described in Note 5, it does not reference the restatement to record stock-based compensation, the reclassification of the deposit in your statement of cash flows, and the footnote that discusses each in greater detail within the audit report itself. Please obtain and include in your amended filing, an updated opinion from your auditors, as well as an updated consent.

Statement of Cash Flows, page F-5

4. Your statement of cash flows does not present the $37,500 adjustment relating to stock-based compensation required to reconcile the net loss to the net cash used by operating activities. Please revise to include this. Refer to paragraphs 28 and 29 of SFAS 95.

Exhibit 23.1, Consent of L.L. Bradford & Company, LLC

5. We have read your response to our comment 9. Your updated consent from your auditors references their consent in the registration statement filed on Form S-1. Please obtain and include an updated consent from your auditors which references their consent to your registration statement filed on Form S-1/A.

*	*	*	*

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter that is filed on EDGAR with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

	the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.




      You may contact Meagan Caldwell, Staff Accountant, at (202) 824-5578 or, in her absence, Rufus Decker, Accounting Branch Chief, at (202) 942-1774 if you have questions regarding comments on the financial statements and related matters. Please contact Andrew Schoeffler, Staff Attorney, at (202) 824-5612 or, in his absence, the undersigned at (202) 942-2864 with any other questions.

Sincerely,



Jennifer Hardy
Branch Chief


cc:	Eric L. Robinson, Esq.
Blackburn & Stoll, LC
257 East 200 South, Suite 800
Salt Lake City, UT 84101
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Mr. Barry A. Ellsworth
Mach 3, 2005
Page 1 of 4





UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0510

         DIVISION OF
CORPORATION FINANCE